ALLIED GOLD LIMITED

ABN 86 104 855 067

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY STATEMENT

PROXY FORM

TIME: 10.00am (WST)

DATE: 30 November 2006

PLACE: Hyatt Regency Hotel, 99 Adelaide Terrace Perth

This Notice of Annual General Meeting is an important document and requires your immediate attention. Please read it carefully. If you are in doubt as to what you should do, please consult your professional adviser.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed resolutions)	3
Explanatory Statement (explaining the proposed resolutions)	5
Glossary	7
Proxy Form	8

TIME AND PLACE OF MEETING AND HOW TO VOTE

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The Annual General Meeting of the Shareholders of Allied Gold Limited which this Notice of Annual General Meeting relates to will be held at 10.00am (WST) on 30 November 2006 at the Hyatt Regency Hotel, Freshwater Bay Room, 99 Adelaide Terrace Perth.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and either:

(a) deliver the proxy form by hand to the Company's Share Registry – Computershare Investor Services Pty Limited, Level 2 Reserve Bank Building 45 St Georges Tce Perth WA 6000; or

(b) send the proxy form by facsimile to Computershare Investor Services Pty Limited on facsimile number (618) 9323 2033; or

(c) Send the proxy form by mail to Computershare Investor Services Pty Limited, GPO Box D182 Perth WA 6840 Australia.

so that it is received not later than 10.00 am (WST) on 28 November 2005.

Proxy forms received later than this time will be invalid.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders of Allied Gold Limited will be held at the Hyatt Regency Hotel, Freshwater Bay Room at 10.00am (WST) on 30 November 2006.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company on 28 November 2006 at 10.00am (WST).

AGENDA

BUSINESS

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered at the Meeting.

ORDINARY BUSINESS

Reports and Accounts

To receive and consider the financial statements of the Company for the year ended 30 June 2006 together with the declaration of the directors, the directors' report, the remuneration report and the auditor's report.

1. RESOLUTION 1 – REMUNERATION REPORT

To consider and if thought fit, to pass, with or without amendment, the following resolution as a non-binding resolution:

"That for the purposes of Section 250R(2) of the Corporations Act, the Company adopt the Remuneration Report."

2. RESOLUTION 2 – RE-ELECTION OF A DIRECTOR – JEFFREY MOORE

To consider and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, Jeffrey Moore, being a Director of the Company who retires by rotation in accordance with clause 13.2 of the Constitution and, being eligible for re-election, is re-elected as a Director of the Company."

3. RESOLUTION 3 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 7.4 of the ASX Listing Rules and for all other purposes, Shareholders ratify the allotment and issue of 21,800,000 Shares, to the parties and on the terms set out in the Explanatory Statement accompanying this Notice."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who participated in the issue and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitle to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DATED: 25 OCTOBER 2006

BY ORDER OF THE BOARD

MR PETER TORRE
COMPANY SECRETARY
ALLIED GOLD LIMITED

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting.

1. RESOLUTION 1– REMUNERATION REPORT

The Remuneration Report is set out in the Director's Report on pages 26 to 31 of the Company's 2006 Annual Report. It is also available on the Company's website at www.alliedgold.com.au.

The Remuneration Report sets out the Company's remuneration arrangements for the Directors and senior management of the Company.

Section 250R(2) of the Corporations Act requires that a resolution to adopt the Remuneration Report be put to the vote of the Company at the Annual General Meeting. However, Shareholders should note that the vote on Resolution 1 is advisory only and is not binding on the Company or its Directors.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

2. RESOLUTION 2 – RE-ELECTION OF JEFFREY MOORE

Clause 13.2 of the Constitution of the Company requires that one third of the Directors retire by rotation at each annual general meeting of the Company. Mr Jeffrey Moore retires in accordance with that clause and being eligible for re-election, offers himself for re-election at the Meeting.

3. RESOLUTIONS 3 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

3.1 Background

On 11 May 2006, the Company issued 21,800,000 Shares at an issue price of $0.60 per share pursuant to a Placing Agreement with Mirabaud Securities Limited to the following institutional investors:

Investor	Number of Shares	Consideration
Ward Ferry	1,082,583	$649,550
North Sound Capital LLC	10,800,000	$6,480,000
LR Global Fund	3,421,917	$2,053,150
M&G Investment Fund	6,495,500	$3,897,300
Total	21,800,000	13,080,000

By Resolution 3, the Company is seeking Shareholder ratification pursuant to Listing Rule 7.4 for the issue of shares that took place. By ratification of the issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% threshold as set out in Listing Rule 7.1 without the requirement to obtain shareholder approval.

3.2 Regulatory Requirements – ASX Listing Rule 7.4

Listing Rule 7.5 contains certain requirements as to the content of a notice sent to Shareholders for the purposes of Listing Rule 7.4 and the following information is included in this Explanatory Statement for that purpose:

(a) The number of shares issued and allotted were 21,800,000

(b) The issue price of the securities was $0.60

(c) The shares issued were all fully paid ordinary shares in the capital of the Company and rank equally with the existing shares on issue.

(d) The shares were issued to the following entities:

Investor	Number of Shares	Consideration
Ward Ferry	1,082,583	$649,550
North Sound Capital LLC	10,800,000	$6,480,000
LR Global Fund	3,421,917	$2,053,150
M&G Investment Fund	6,495,500	$3,897,300
Total	21,800,000	13,080,000

(e) The funds raised will be applied to enhance development of the Simberi Oxide Gold Project into gold production in the second quarter of 2007 as well as providing additional funding for wider exploration in the Tabar Islands.

4. ENQUIRIES

Shareholders are required to contact the Company Secretary on (61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

Board means the board of directors of the Company.

C means Canadian dollars.

Company means Allied Gold Limited (ABN 86 104 855 067).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of annual general meeting accompanying this Explanatory Statement.

Share means a share in the Company.

Shareholder means a shareholder in the Company.